Exhibit 99.1

PRESS RELEASE

SMX and Ybyra Capital Announce Heads of Agreement,

Setting Stage for Merger of Companies

New York, São Paulo, Brazil / December 6, 2024 – SMX (Security Matters) PLC (NASDAQ: SMX, NASDAQ: SMXWW), a pioneer in digitizing physical objects for circular economies, and Ybyra Capital (B3: YBRA4), an emerging holding company focused in commodities and real estate development in South America, has signed a non-binding Heads of Agreement. This Heads of Agreement sets the initial foundation for a potentially transformative merger, which upon completion would combine SMX’s advanced digital platform traceability technologies with Ybyra’s asset base and operational infrastructure, to create synergies to drive transparent and accountable global trade.

The merger, as contemplated in the Heads of Agreement and approved in principle by Ybyra Capital’s shareholders on 5 December 2024, sets forth a strategic framework expected to position SMX to leverage synergies and expand into untapped high-growth markets.

Key Highlights of the Heads of Agreement

●	Asset Contribution and Valuation- Ybyra Capital will contribute certain fertilizer holdings, real estate assets and other assets in Brazil to a newly created Irish private company wholly owned by SMX. An independent appraiser will establish the valuation of these assets.
●	Share Swap Structure- Ybyra shareholders will receive shares in SMX in exchange for the contributed assets.
●	Definitive Shareholder Meeting- SMX and Ybyra will each call a special shareholder meeting to approve the transactions, after finalizing definitive and binding agreements.
●	Projected Completion Date- The parties are targeting the first half of 2025 to close the merger.

Strategic Synergies and Market Opportunities

The merger is expected to allow the harnessing of SMX’s expertise known as “material efficiency” and “equilibrium effect” in marking, tracking, and certifying the authenticity and provenance of products such as coffee, tea, metals, palm oil, and natural rubber. These capabilities will integrate with Ybyra Capital’s logistics and commodity infrastructure—including fertilizer facilities—enabling rapid scaling of SMX’s traceability solutions across South America and Asia.

SMX’s scalable technology, after deployment across Ybyra’s logistics network, is expected to be then expanded into operations across South America and Asia, unlocking exponential growth potential.

The combined entity further intends to set new standards in sustainable and ethical certification for commodities traded between South America and the United States, targeting evolving market demands and global sustainability goals in those regions.

SMX said, “We believe this combination represents a transformative step in global trade. By integrating our advanced traceability technologies with Ybyra Capital’s strategic infrastructure in South America, we would be establishing a new benchmark for supply chain transparency and accountability. We believe that, together, we can empower industries to achieve measurable sustainability milestones while efficiently connecting resource-rich regions with high-demand markets.”

Mr. Tiago Moura e Silva, President and CEO of Ybyra Capital, added: “Our collaboration with SMX is expected to creates a powerful synergy, linking South America’s vast natural resources with Asia’s growing demand. I believe this merger prioritizes efficiency, transparency, and sustainability, ensuring that every stage of the supply chain adds value and upholds the highest ethical standards.”

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PRESS RELEASE

Serving A Need in South America-Asia Trade

SMX and Ybyra expect that the combined company will capitalize on the accelerating trade between South America and Asia, driven by rising demand for natural resources and the need for solutions that provide real-time information related to product sourcing, transparency, and regard to sustainable supply chain trade. SMX also expects that by combining its innovative blockchain technology with Ybyra’s strategic assets and logistical expertise, the emerging entity will provide a scalable infrastructure that facilitates efficient, accountable, and transparent global trade. This platform is expected to enhance shareholder value by monetizing demand inherent to a multi-trillion-dollar global trade market.

The non-binding Heads of Agreement provides a roadmap, including the need for further due diligence, regulatory and shareholder approvals, and drafting of definitive merger documents. The parties cannot at this time give any assurance that definitive documents will be executed or delivered, that both companies will satisfy all expected closing conditions, including stockholder approvals, or that the transaction will ever be consummated.

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd

E: info@securitymattersltd.com	@smx.tech

About SMX

SMX specializes in advanced marking, tracking, and verification solutions, ensuring product authenticity and supply chain transparency across industries. As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy

About Ybyra Capital

Founded in 1997 and headquartered in Rio de Janeiro, Brazil, Ybyra Capital is a diversified holding company specializing in fertilizers and real estate. With a strong operational focus on South America, the company plays a pivotal role in connecting the region’s natural resources to global markets.

As a public company traded on the B3 Exchange under the ticker symbol YBRA4, Ybyra Capital operates within the Specialized Finance sector, leveraging its expertise and assets to drive sustainable growth and deliver value to its stakeholders.

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PRESS RELEASE

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: the successful completion of the planned merger transaction with Ybyra on terms beneficial to SMX or at all; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; any lingering effects of the COVID-19 pandemic on SMX’s business; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.

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